Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Streamlines Mexico Operations

Hamilton, Bermuda, September, 15, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today announced that it has entered into definitive agreements to divest its 51% equity interest in the Mexican joint ventures Perforaciones Estratégicas e Integrales Mexicana S.A. de C.V. and Perforaciones Estratégicas e Integrales Mexicana II, S.A. de C.V. (together, “Perfomex”) to its long-standing local partner in Mexico (the “Transaction”).

Upon completion of the Transaction, Borr Drilling will have fully divested Perfomex, while its local partner will become the sole owner of Perfomex and assume responsibility for the management and operation of the Company’s jack-up rigs Galar, Gersemi and Njord, which are currently operating with PEMEX. The Company will retain ownership of the three rigs and continue participating in the underlying contracts through bareboat charter agreements, with economics expected to be largely unchanged from the existing arrangement. Njord is currently contracted through April 2028, with extension options thereafter, while Galar and Gersemi are contracted through May 2030.

The Transaction follows Borr Drilling’s recent expansion in Mexico with the acquisition of five premium jack-up rigs, which the Company jointly owns through BC Ventures Limited, a 50/50 joint venture with its local partner. Following completion of the Transaction, Perfomex will continue its operations related to integrated well services and PEMEX, while Borr Drilling will independently operate and market its fleet to other operators in the region through its affiliated companies.

The Transaction is expected to simplify Borr Drilling’s corporate and operating structure in Mexico. The Company believes the streamlined structure strengthens its local partnership, creates a more efficient platform for future growth in Mexico and supports the deployment of additional Borr rigs as demand develops in this well-established shallow-water market.

Under the terms of the definitive agreements, a post-closing transition period is expected to facilitate the orderly transfer of operational responsibilities to Borr Drilling’s local partner.

The sale consideration for the Transaction is based on the estimated net book value of the Company’s equity interest in Perfomex as of July 31, 2026.

The Transaction is expected to close in September 2026, subject to customary closing conditions.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “will”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include, but are not limited to, statements regarding the proposed divestment of the joint ventures, the expected timing and completion of the transaction, the anticipated benefits of the divestment, the future management and operating structure for the rigs in Mexico, the resource requirements related to our operations including any transitional services, the expected economics of the related bareboat charter arrangements, expectations about future growth in Mexico and opportunities with PEMEX, contract coverage and extension opportunities, expectations about marketing and operations with international and independent oil companies and other operators in Mexico, expectations about the simplification of our corporate and operating structure and strengthening our local partnership in Mexico including the benefits thereof, expectations about a gain or loss associated with the divestment, other statements relating to the divestment described herein, ownership of rigs through BC Ventures Limited, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including the risks relating to our business and industry, including relating to industry conditions, risks relating to completion of the divestment, including on anticipated terms or within the expected timeframe, or at all, risks that the expected benefits of the divestment or simplified operating structure are not realized, risks relating to customer demand, contracting activity and market conditions, the risk that our customers or counterparties fail to make required payments to us or otherwise comply with their contractual obligations, risks relating to contracting, including our ability to secure future opportunities in Mexico with PEMEX, international and independent oil companies, or otherwise, risks related to the operating structure of the rigs in Mexico following the divestment, risks relating to the operations of our rigs and their associated contract terms, dayrates, and bareboat charter rates, including bareboat charter agreements, risks relating to joint venture partners and counterparties under bareboat charter arrangements, risks relating to contracting our most recently acquired rigs and other available rigs including the five rigs acquired from Fontis Finance Ltd. through a joint venture, risks relating to suspension or termination of operations, and other risks and uncertainties, including those described in our annual report on Form 20-F for the year ended December 31, 2025 and our other filings with and submissions to the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com